                                       Filing Pursuant to Registration Statement
                                              Numbers 333-39062 and 333-39062-01
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  -----------------------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                  -----------------------------------------



  X  CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
 ---
                               SECTION 305(b)(2)

                             THE BANK OF NEW YORK
              (Exact name of trustee as specified in its charter)



New York                                            13-5160382
(State of incorporation                             (I.R.S. employer
if not a U.S. national bank)                        identification no.)

One Wall Street, New York, NY                       10286
(Address of principal executive offices)            (Zip code)

                       Bank of New York, General Counsel
                             THE BANK OF NEW YORK
                          1 Wall Street, 15/th/ Floor
                              New York, NY 10286
           (Name, address and telephone number of Agent for Service)
                  -----------------------------------------

                     Spiegel Credit Card Master Note Trust
              (Exact name of obligor as specified in its charter)


Illinois                                                     Applied for
(State or other jurisdiction                                 (I.R.S. employer
of incorporation or                                          identification no.)
organization)


                      c/o Spiegel Credit Corporation III
                        400 West 9th Street, Suite 101B
                             Wilmington, DE 19801
                   (address of principle executive offices)

                  -----------------------------------------
          Asset Backed Notes of Spiegel Credit Card Master Note Trust
                      (Title of the indenture securities)

Item 1.  General Information.  Furnish the following information as to the
         -------------------
Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject:

          Superintendent of Banks of the State
          New York, NY
          2 Rector Street, N.Y.,
          NY 10006, and Albany, 12203

          Federal Reserve Bank of New York
          33 Liberty Plaza, N.Y., NY 10045

          Federal Deposit Insurance Corporation
          Washington, DC 20429

          New York Clearing House Association
          New York, NY 10005

     (b)  Whether it is authorized to exercise corporate trust powers.

          Yes.

Item 2.  Affiliations with Obligor.  If the Obligor is an affiliate of the
         -------------------------
trustee, describe each such affiliation.

          None.

No responses are included for Items 3-14 of this Form T-1, pursuant to General Instruction B, because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee.  Not applicable.
         ---------------

Item 16. List of Exhibits Filed as a part of this Statement of Eligibility.
         -----------------------------------------------------------------

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

     Exhibit 1. A copy of the Articles of Association of the trustee now in effect is on file with the SEC as
                 Exhibit 1 to Amendment 1 to Form T-1 filed with
                 Registration Statement No. 33-6215.

     Exhibit 2. A copy of the certificate of authority of the trustee to commence business issued by the Comptroller of the Currency to The Bank of New York is on file with the SEC as Exhibit 1 to Amendment 1 to Form T-1 filed with Registration Statement No. 33-6215.

     Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued by the Federal Reserve Board is on file with the SEC as
                 Exhibit 1 to Amendment 1 to Form T-1 filed with Registration Statement No. 33-6215.

     Exhibit 4. Copy of By-laws of the trustee as now in effect is on file with the SEC as Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.

     Exhibit 5.  Not applicable.

     Exhibit 6.  The consent of the trustee required by Section
                 321(b) of the Act is attached hereto.

     Exhibit 7. Consolidated Reports of Condition and Income of the trustee as of September 30, 2000 is attached hereto.

     Exhibit 8.  Not applicable.

     Exhibit 9.  Not applicable.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, The Bank of New York, a New York banking corporation, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York and the State of New York, on the 30th day of October, 2000.


                         The Bank of New York,
                            as Trustee

                         By:  /s/ Cassandra Shedd
                            ----------------------------------
                            Name:   Cassandra Shedd
                            Title:  Assistant Treasurer

                                   EXHIBIT 6


October 30, 2000


Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.



                                           Very truly yours,

                                           THE BANK OF NEW YORK,
                                             as Trustee



                                           By:   /s/ Cassandra Shedd
                                                 -----------------------------
                                           Name:    Cassandra Shedd
                                                 -----------------------------
                                           Title:   Assistant Treasurer
                                                 -----------------------------

                                     Ex. 6

                                   EXHIBIT 7


IMMEDIATELY

Media:                          Investors:
Frank H. Scarangella, SVP       Richard P. Stanley, SVP
(212) 635-1590                  (212) 635-1854
Cary J. Giacalone, VP           Gregory A. Burton, AVP
(212) 635-1590                  (212) 635-1578


                  THE BANK OF NEW YORK COMPANY, INC. REPORTS
                Third Quarter Diluted E.P.S. of 49 Cents Up 17%
                    Securities Servicing Fee Revenue Up 37%
                   Return on Average Common Equity of 25.75

NEW YORK, N.Y., October 16, 2000 -- The Bank of New York Company, Inc. (NYSE:
BK) reports third quarter diluted earnings per share of 49 cents, up 17% from the 42 cents earned on a normalized basis in the third quarter of 1999. Net income for the third quarter was $363 million, up 16% from the $313 million earned on a normalized basis in the same period last year. Diluted earnings per share were $1.42 for the first nine months of 2000, up 16% from the $1.22 earned on a normalized basis last year. Net income for the first nine months was $1,057 million, an increase of 15% over last year's $916 million earned on a normalized basis. (See note 1)

     "Our continuing emphasis on offering diversified services to virtually all segments of the global securities markets results in superior growth in both revenue and profitability. This quarter's performance continues to reflect the fundamental strength of our long-term strategy," said Thomas A. Renyi, Chairman and CEO. In securities servicing, fee revenues increased to a record $427 million, up 37% for the quarter. Foreign exchange and other trading revenue increased to $59 million or 31% over last year, benefitting from the continued increase in global trading volumes. Private client services and asset management fees grew 26% in the quarter, led by strong performance in all product areas. The Company's continued focus on fee-based businesses resulted in noninterest income growing to 62% of total revenue in the third quarter, up from 60% last year.

     Return on average common equity for the third quarter of 2000 was 25.75% compared with 25.33% on a normalized basis in the third quarter of 1999. Return on average assets for the third quarter of 2000 was 1.89% compared with 1.96% on a normalized basis in the third quarter of 1999. For the first nine months of 2000, return on average common equity totaled 26.55% compared with 25.34% on a normalized basis in 1999. Return on average assets was 1.83% for the first nine months of 2000 compared with 1.95% on a normalized basis in 1999.

     Fees from the Company's securities servicing businesses reached a record $427 million for the third quarter compared with $311 million last year. For the first nine months of 2000, fees from the Company's securities servicing businesses totaled a record $1,202 million, growing 33% compared with $904 million in 1999. Fee revenue was strong across all product lines with particular strength in global custody, depositary receipts ("DRs"), unit investment trust, and mutual funds as well as global execution and clearing services. Fee revenue also benefitted from the acquisition of the Royal Bank of Scotland Trust Bank ("RBSTB") in the fourth quarter of 1999. The Company continues to be the world's leading custodian with assets of $6.9 trillion including $2 trillion of cross-border custody assets. DR trading activity reached $1 trillion for the first time during the first nine months of 2000. Cross-border mergers and acquisitions as well as U.S. investor interest in global telecommunication, media, and technology industries continued to be the major drivers of trading volume.

     Private client services and asset management fees were $77 million for the quarter, up 26% over last year, led by continued superior investment performance by

BNY Asset Management resulting in further new business, as well as by the acquisition of Estabrook Capital Management, Inc.

     Total revenues from global payment services, excluding trade finance, were up 10% in the first nine months of 2000. This growth was primarily due to strong increases in funds transfer with domestic financial service companies as well as increased cash management revenue associated with broad market acceptance of CA$H-Register Plus(SM), the Company's new internet delivery system for cash management services. Trade finance revenues were down from a year ago primarily due to the sale of BNY Financial Corporation ("BNYFC") and reduced pricing, driven by the improved risk profiles of select Asian and Latin American markets.

     Foreign exchange and other trading revenues for the quarter increased 31% over the third quarter of last year to $59 million. In the first nine months of 2000, foreign exchange and other trading revenues were $206 million compared with $133 million last year. Despite seasonal fluctuations, foreign exchange revenues remained strong, driven by continued increased transaction flows from the Company's global securities servicing customer base.

     Net interest income on a taxable equivalent basis for the third quarter increased to $492 million from $477 million in the second quarter of 2000. For the first nine months of 2000, net interest income on a taxable equivalent basis was $1,429 million, compared with $1,292 million in the first nine months of 1999, benefitting from the acquisition of RBSTB, which brought approximately $10 billion in highly liquid, short-term assets and liabilities.

     Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were 52 cents per share in the third quarter of 2000, compared with 44 cents per share on a normalized basis in the third quarter of 1999. On the same basis, tangible return on average common equity was 38.89% in the third quarter of 2000 compared with 36.52% in 1999; and tangible return on average assets was 2.05% in the third quarter of 2000 compared with 2.11% in 1999. Tangible diluted earnings per share were $1.50 per share for the first nine months of 2000, compared with $1.34 per share on a normalized basis in 1999. On the same basis, tangible return on average common equity was 41.11% in the first nine months of 2000 compared with 37.72% on a normalized basis in 1999; and tangible return on average assets was 1.98% in the first nine months of 2000 compared with 2.19% last year. Amortization of intangibles for the third quarter and the first nine months of 2000 was $29 million and $85 million compared with $23 million and $76 million last year.

     The Company's estimated Tier 1 capital and Total capital ratios were 8.29 and 12.68% at September 30, 2000, compared with 8.03% and 12.24% at June 30, 2000, and 8.38% and 12.52% at September 30, 1999. The leverage ratio was 7.42% at September 30, 2000, compared with 6.80% at June 30, 2000, and 8.10% one year ago. Tangible common equity as a percent of total assets was 5.75% at September 30, 2000, compared with 5.11% at June 30, 2000, and 5.93% one year ago. The decline in the leverage and tangible common equity ratios from 1999 primarily reflects the acquisition of RBSTB. In the third quarter of 2000, the Company repurchased approximately one million shares under its common stock repurchase programs.

NONINTEREST INCOME

                                 3rd      2nd      3rd
                               Quarter  Quarter  Quarter   Year-to-date
                               -------  -------  -------  --------------
(In millions)                    2000     2000     1999    2000    1999
                                 ----     ----     ----    ----    ----
Servicing Fees
  Securities                     $ 427    $ 403   $  311  $1,202  $  904
  Cash                              65       65       69     196     208

                                 -----    -----   ------  ------  ------
                                   492      468      380   1,398   1,112
Private Client Services
  and Asset management Fees         77       72       61     219     179
Service Charges and Fees            84      104       77     278     252
Foreign Exchange and
  Other Trading Activities          59       71       45     206     133
Securities Gains                    20       45       50     105     149
Other                               53       20      918      96     982

Total Noninterest Income         -----    -----   ------  ------  ------
                                 $ 785    $ 780   $1,531  $2,302  $2,807
                                 =====    =====   ======  ======  ======

     Total noninterest income reached $785 million, up 24% from $635 million in last year's third quarter, excluding the sale of BNYFC and the liquidity charge. The decline in cash servicing fees reflects both lower trade finance fees as well as lower cash management and funds transfer fees due to a rising rate environment positively impacting the value of customers' compensating balances. Service charges and fees declined from the second quarter reflecting a reduction of capital markets activity. Securities gains were $20 million compared with $45 million in the second quarter of 2000 and $50 million one year ago. Other income in the third quarter of 2000 includes a $26 million payment associated with the termination of a securities clearing contract entered into in conjunction with the acquisition of Everen Clearing Corporation. In 1999, other income in the third quarter included a $1,020 million gain on the sale of BNYFC and a $124 million liquidity charge on loans available for sale.

NET INTEREST INCOME

                               3rd       2nd       3rd
                             Quarter   Quarter   Quarter     Year-to-date
                             -------   -------   -------     ------------
(Dollars in millions on a      2000      2000      1999     2000     1999
 tax equivalent basis)         ----      ----      ----     ----     ----

                               $ 492     $ 477     $ 429   $1,429   $1,292
Net Interest Income
Net Interest Rate               1.93%     1.93%     2.21%    1.94%    2.23%
  Spread
Net Yield on Interest-          3.05      2.91      3.16     2.95     3.14
  Earning Assets


     Net interest income on a taxable equivalent basis was $492 million in the third quarter of 2000 compared with $477 million in the second quarter of 2000 and $429 million in the third quarter of 1999. The net interest rate spread was 1.93% in the third quarter of 2000, compared with 1.93% in the second quarter of 2000 and 2.21% one year ago. The net yield on interest-earning assets was 3.05% compared with 2.91% in the second quarter of 2000 and 3.16% in last year's third quarter.

     For the first nine months of 2000, net interest income on a taxable equivalent basis, amounted to $1,429 million compared with $1,292 million in 1999. The year-to-date net interest rate spread was 1.94% in 2000 compared with 2.23% in 1999, while the net yield on interest-earning assets was 2.95% in 2000 and 3.14% in 1999.

     The expansion of the Company's securities servicing, global payment services, and asset management businesses continues to generate increased levels of deposits. These additional deposits are being invested in high-quality liquid assets which increase net interest income, although lowering the net interest-rate spread. The improvement in the yield from the second quarter of 2000 reflects the Company's increased capital base combined with the growing level and value of interest-free deposits generated by the Company's securities and fiduciary businesses.

NONINTEREST EXPENSE AND INCOME TAXES

     Noninterest expense for the third quarter of 2000 was $635 million, compared with $515 million in 1999. The increase was principally due to acquisitions, technology investment, and new business wins.

     The efficiency ratio for the third quarter of 2000 improved to 50.4% compared with 51.9% in the second quarter of 2000, partially reflecting the increase in other income. For the first nine months of 2000, the efficiency ratio was 51.4% compared with 50.3% last year. The increase is primarily attributable to the acquisition of RBSTB in the fourth quarter of 1999. The computation of the efficiency ratio in 1999 excludes the gain on the sale of BNYFC and the liquidity charge.

     The effective tax rate for the third quarter of 2000 was 35.1% compared with 34.9% in the second quarter.


NONPERFORMING ASSETS


                                                             Change
                                                          9/30/00 vs.
(Dollars in millions)              9/30/00    6/30/00       6/30/00
                                  --------   --------       --------

  Loans:
     Other Commercial             $     69   $     45      $     24
     Foreign                            49         54            (5)
     Regional Commercial                28         33            (5)
     Loans Available for Sale           17         23            (6)
                                  --------   --------      --------

  Total Loans                          163        155             8
Other Real Estate                        5          7            (2)
                                  --------   --------      --------

           Total                  $    168   $    162      $      6
                                  ========   ========      ========

Nonperforming Assets Ratio             0.4%       0.4%
Allowance/Nonperforming Loans        379.6      393.4
Allowance/Nonperforming Assets       367.5      376.4


     Nonperforming assets totaled $168 million at September 30, 2000, compared with $162 million at June 30, 2000. The increase in nonperforming other commercial loans partially reflects a loan to an insurance company. At September 30, 2000, remaining credit exposure of loans available for sale totaled $152 million with outstandings of $81 million compared with $246 million and $144 million, respectively at June 30, 2000.

CREDIT LOSS PROVISION AND NET CHARGE-OFFS

                                     3rd        2nd       3rd
                                 Quarter    Quarter   Quarter    Year-to-date
                                 -------   --------  --------   --------------
(In millions)                      2000        2000       1999    2000      1999
                                   -----      -----      -----   ------     ----

Provision                          $ 25       $ 25      $  90    $  70    $ 120
                                   =====      =====     ======   ======   ======

Net (Charge-offs) Recoveries:
 Commercial Real Estate            $  -       $  -      $  (1)   $   -    $  (2)
 Other Commercial                   (14)       (12)       (61)     (39)     (82)
 Consumer                            (1)        (1)        (1)      (3)      (3)
 Foreign                             (3)         -        (23)      (3)     (34)
 Other                                -         (2)        (3)      (3)      (2)
                                   -----      -----     ------   ------   ------

   Total                           $(18)      $(15)     $ (89)   $ (48)   $(123)
                                   =====      =====     ======   ======   ======

Other Real Estate Expenses         $  1       $  1      $   -    $   3    $  1


     The allowance for credit losses increased to $617 million, or 1.65% of loans at September 30, 2000, compared with $610 million, or 1.60% of loans at June 30, 2000, and $594 million, or 1.57% of loans at September 30, 1999. The ratio of the allowance to nonperforming assets was 367.5% at September 30, 2000, compared with 376.4% at June 30, 2000, and 384.2% at September 30, 1999.

                           ************************

Note 1:

1999 normalized earnings reflect net income adjusted for the results of BNY Financial Corporation ("BNYFC"), the $1,020 million gain on the sale of BNYFC, the related investment of proceeds, and repurchase of 25 million shares of Company common stock on a pro forma basis as of December 31, 1998; the $124 million liquidity charge related to the sale of loans; a provision adjustment of $75 million; and related tax effects.

     (Financial highlights and detailed financial statements are attached.)

                      THE BANK OF NEW YORK COMPANY, INC.
                             Financial Highlights
                (Dollars in millions, except per share amounts)
                                  (Unaudited)


                                               2000       1999   Change
                                              -----       ----   ------

For the Three Months Ended September 30:
---------------------------------------
 Net Income                                 $   363    $   773    (53.0)%
 Per Common Share:
     Basic                                  $  0.50    $  1.04    (51.9)
     Diluted                                   0.49       1.02    (52.0)
     Cash Dividends Paid                       0.16       0.14     14.3

 Return on Average Common Shareholders'       25.75%     61.23%
     Equity
 Return on Average Assets                      1.89       4.78

For the Nine Months Ended September 30:
---------------------------------------

Net Income                                  $ 1,057    $ 1,411    (25.1)%
 Per Common Share:
     Basic                                  $  1.44    $  1.87    (23.0)
     Diluted                                   1.42       1.84    (22.8)
     Cash Dividends Paid                       0.48       0.42     14.3

 Return on Average Common Shareholders'       26.55%     36.63%
   Equity
 Return on Average Assets                      1.83       2.88

As of September 30:
------------------

Assets                                      $75,409    $63,158     19.4%
Loans                                        37,433     37,757     (0.9)
Securities                                    6,784      5,892     15.1
Deposits - Domestic                          27,078     26,309      2.9
       - Foreign                             26,221     18,486     41.8
 Long-Term Debt                               2,957      2,416     22.4
Minority Interest - Preferred Securities      1,500      1,500        -
Preferred Shareholders' Equity                    1          1        -
Common Shareholders' Equity                   5,918      4,895     20.9

Common Shareholders' Equity Per Share          8.01       6.65     20.4
Market Value Per Share of Common Stock        56.50      33.44     69.0

Allowance for Credit Losses as a Percent
   of Loans                                    1.65%      1.57%
   Tier 1 Capital Ratio                        8.29       8.38
   Total Capital Ratio                        12.68      12.52
   Leverage Ratio                              7.42       8.10
   Tangible Common Equity Ratio                5.75       5.93

                      THE BANK OF NEW YORK COMPANY. INC.
                       Consolidated Statements of Income
                    (In millions, except per share amounts)
                                  (Unaudited)

                                               For the three       For the nine
                                               months ended        months ended
                                               September 30        September 30,

                                                2000    1999        2000           1999
                                               ------  ------      ------         ------
Interest Income
---------------

Loans                                          $  732  $  643      $2,183         $1,962
Securities
 Taxable                                           79      63         236            190
Exempt from Federal Income Taxes                   16      13          47             36
                                               ------  ------      ------         ------
                                                   95      76         283            226

Deposits in Banks                                  67      62         203            180
Federal Funds Sold and Securities Purchased
 Under Resale Agreements                           80      49         198            147
Trading Assets                                    133       4         380             15
                                               ------  ------      ------         ------

     Total Interest Income                      1,107     834       3,247          2,530
                                               ------  ------      ------         ------

Interest Expense
----------------

Deposits                                          501     320       1,494            961
Federal Funds Purchased and Securities Sold
 Under Repurchase Agreements                       38      32         107             99
Other Borrowed Funds                               37      27         108            102
Long-Term Debt                                     52      38         149            108
                                               ------  ------      ------         ------

     Total Interest Expense                       628     417       1,858          1,270
                                               ------  ------      ------         ------

Net Interest Income                               479     417       1,389          1,260
-------------------

Provision for Credit Losses                        25      90          70            120
                                               ------  ------      ------         ------

Net Interest Income After Provision for           454     327       1,319          1,140
 Credit Losses


Noninterest income
------------------

Servicing Fees
 Securities                                       427     311       1,202            904
 Cash                                              65      69         196            208
                                               ------  ------      ------         ------

                                                  492     380       1,398          1,112
Private Client Services and                        77      61         219            179
 Asset Management Fees
Service Charge and Fees                            84      77         278            252
Securities Gains                                   20      50         105            149
Other                                             112     963         302          1,115
                                               ------  ------      ------         ------

     Total Noninterest Income                     785   1,531       2,302          2,807
                                               ------  ------      ------         ------

Noninterest Expense
-------------------

Salaries and Employee Benefits                    371     300       1,097            922
Net Occupancy                                      47      41         137            122
Furniture and Equipment                            27      25          80             69
Other                                             190     149         551            424
                                               ------  ------      ------         ------

Total Noninterest Expense                         635     515       1,865          1,537
                                               ------  ------      ------         ------

Income Before Income Taxes                        604   1,343       1,756          2,410
Income Taxes                                      213     542         614            915
Distribution on Trust Preferred Securities         28      28          85             84
                                               ------  ------      ------         ------

Net Income                                     $  363  $  773      $1,057         $1,411
----------                                     ======  ======      ======         ======
Net Income Available to Common Shareholders    $  363  $  773      $1,057         $1,411
-------------------------------------------    ======  ======      ======         ======

Per Common Share Data:
---------------------

     Basic Earnings                            $ 0.50  $ 1.04      $ 1.44         $ 1.87
     Diluted Earnings                            0.49    1.02        1.42           1.84
     Cash Dividends Paid                         0.16    0.14        0.48           0.42
     Diluted Shares Outstanding                   747     754         744            769

                      THE BANK OF NEW YORK COMPANY. INC.
                          Consolidated Balance Sheets
                (Dollars in millions, except per share amounts)
                                  (Unaudited)

                                                                         September 30,      December 31,
                                                                              2000              1999
                                                                              ----              ----
Assets
------
Cash and Due from Banks                                                     $ 4,222           $ 3,276
Interest-Bearing Deposits in Banks                                            5,047             6,850
Securities:
   Held-to-Maturity                                                             849               871
   Available-for-Sale                                                         5,935             6,028
                                                                            -------           -------

     Total Securities                                                         6,784             6,899
Trading Assets at Fair Value                                                 10,157             8,715
Federal Funds Sold and Securities Purchased Under Resale
   Agreements                                                                 3,175             5,383
Loans (less allowance for credit losses of $617 in 2000
   and $595 in 1999)                                                         36,816            36,952
Premises and Equipment                                                          901               893
Due from Customers on Acceptances                                               914               739
Accrued Interest Receivable                                                     374               319
Other Assets                                                                  7,019             4,730
                                                                            -------           -------

   Total Assets                                                             $75,409           $74,756
                                                                            =======           =======

Liabilities and Shareholders' Equity
------------------------------------

Deposits
   Noninterest-Bearing (principally domestic offices)                       $11,886           $12,162
   Interest-Bearing
      Domestic Offices                                                       15,688            16,319
      Foreign Offices                                                        25,725            27,270
                                                                            -------           -------

         Total Deposits                                                      53,299            55,751
Federal Funds Purchased and Securities
   Sold Under Repurchase Agreements                                           1,478             1,318
Other Borrowed Funds                                                          4,199             3,825
Acceptance Outstanding                                                          917               740
Accrued Taxes and Other Expenses                                              3,135             2,644
Accrued Interest Payable                                                        148               131
Other Liabilities                                                             1,857               893
Long-Term Debt                                                                2,957             2,811
                                                                            -------           -------

         Total Liabilities                                                   67,990            68,113
                                                                            -------           -------

Company-Obligated Mandatory Redeemable Preferred
   Trust Securities of Subsidiary Trust Holding Solely
   Junior Subordinated Debentures                                             1,500             1,500
                                                                            -------           -------

Shareholders' Equity
   Class A Preferred Stock - par value $2.00 per share,
     authorized 5,000,000 shares, outstanding 16,320 shares
     in 2000 and 16,787 shares in 1999                                            1                 1
   Common Stock-par value $7.50 per share,
     authorized 1,600,000,000 shares, issued
     983,594,524 shares in 2000 and
     977,961,165 shares in 1999                                               7,377             7,335
   Additional Capital                                                           454               315
   Retained Earnings                                                          3,326             2,620
   Accumulated Other Comprehensive Income                                       189                30
                                                                            -------           -------
                                                                             11,347            10,301
   Less:  Treasury Stock (242,944,902 shares in 2000
          and 237,747,242 shares in 1999), at cost                            5,418             5,148
       Loan to ESOP (1,444,005 shares in
          2000 and 1999), at cost                                                10                10
                                                                            -------           -------
    Total Shareholders' Equity                                                5,919             5,143
                                                                            -------           -------

    Total Liabilities and Shareholders' Equity                              $75,409           $74,756
                                                                            =======           =======

--------------------------------------------------------------------------------
Note: The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date.

                      THE BANK OF NEW YORK COMPANY. INC.
           Average Balances and Rates on a Taxable Equivalent Basis
                                 (Preliminary)
                             (Dollars in millions)

                                                    For the three months              For the three months
                                                 ended September 30, 2000           ended September 30, 1999
                                               -----------------------------       -----------------------------
                                               Average              Average        Average               Average
                                               Balance   Interest    Rate          Balance   Interest     Rate
                                               --------  --------  --------        --------  --------    -------
ASSETS
------
Interest-Bearing
   Deposits in Banks
      (primarily foreign)                      $ 4,941     $   67     5.36%        $ 5,641     $ 62       4.35%
Federal Funds Sold and Securities
   Purchased Under Resale Agreements             4,863         80     6.55           4,051       49       4.76
Loans
   Domestic Offices                             18,862        355     7.49          19,224      349       7.20
   Foreign Offices                              19,676        377     7.62          18,522      294       6.30
                                               -------     ------                  -------     ----

Securities
   U.S. Government Obligations                   1,604         24     5.90           2,452       36       5.85
   U.S. Government Agency Obligations            1,614         28     6.92             840       14       6.56
   Obligations of States and
      Political Subdivisions                       629         13     8.12             570       11       7.87
   Other Securities, including
      Trading Securities                        11,779        176     5.99           2,537       31       4.93
                                               -------     ------                  -------     ----

          Total Securities                      15,626        241     6.16           6,399       92       5.76
                                               -------     ------                  -------     ----
Total Interest-Earning Assets                   63,968      1,120     6.97%         53,837      846       6.24%
                                                           ------                              ----

Allowance for Credit Losses                       (609)                               (593)
Cash and Due from Banks                          3,003                               3,240
Other Assets                                    10,153                               7,579
                                               -------                             -------

          TOTAL ASSETS                         $76,515                             $64,063
                                               =======                             =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Interest-Bearing Deposits
   Money Market Rate Accounts                  $ 5,879         73     4.96%        $ 4,891       54       4.37%
   Savings                                       7,566         52     2.73           7,763       45       2.32
   Certificates of Deposit
      $100,000 & Over                              442          7     6.01             430        5       5.03
   Other Time Deposits                           1,877         25     5.23           2,208       24       4.27
   Foreign Offices                              26,411        344     5.20          18,664      192       4.07
                                               -------     ------                  -------     ----

      Total Interest-Bearing Deposits           42,175        501     4.73          33,956      320       3.74
                                                           ------
Federal Funds Purchased and
   Securities Sold Under Repurchase
   Agreements                                    2,517         38     6.06           2,827       32       4.50
   Other Borrowed Funds                          2,154         37     6.91           2,012       27       5.34
   Long-Term Debt                                2,872         52     7.13           2,313       38       6.59
                                               -------     ------                  -------     ----

      Total Interest-Bearing Liabilities       $49,718        628     5.04%         41,108      417       4.03%

Noninterest-Bearing Deposits                    11,232                              10,580
Other Liabilities                                8,448                               5,870
Minority Interest-Preferred Securities           1,500                               1,500
Preferred Stock                                      1                                   1
Common Shareholders' Equity                      5,616                               5,004
                                               -------                             -------

   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                      $76,515                             $64,063
                                               =======                             =======

Net Interest Earnings
  and Interest Rate Spread                                 $  492     1.93%                    $429       2.21%
                                                           ======     ====                     ====       ====
Net Yield on Interest-Earning Assets                                  3.05%                               3.16%
                                                                      ====                                ====

                      THE BANK OF NEW YORK COMPANY. INC.
           Average Balances and Rates on a Taxable Equivalent Basis
                                 (Preliminary)
                             (Dollars in millions)

                                                       For the nine months                  For the nine months
                                                     ended September 30, 2000            ended September 30, 1999
                                                ---------------------------------     ---------------------------------
                                                Average                   Average     Average                  Average
                                                Balance       Interest      Rate      Balance      Interest     Rate
                                                -------       --------    -------     -------      --------    -------
ASSETS
------
Interest-Bearing                                $ 5,499        $  203      4.94%      $ 5,321       $  180      4.52%
   Deposits in Banks
      (primarily foreign)
Federal Funds Sold and Securities                 4,310           198      6.15         4,169          147      4.73
   Purchased Under Resale Agreements
Loans
   Domestic Offices                              19,477         1,075      7.37        19,913        1,073      7.21
   Foreign Offices                               20,039         1,109      7.39        19,109          890      6.23
                                                -------        ------                 -------       ------
   Total Loans                                   39,516         2,184      7.38        39,022        1,963      6.73
                                                -------        ------                 -------       ------
Securities
   U.S. Government Obligations                    2,165            97      6.01         2,518          109      5.79
   U.S. Government Agency Obligations             1,192            61      6.82           857           41      6.43
   Obligations of States and                        612            37      8.04           592           35      7.82
      Political Subdivisions
   Other Securities, including                   11,382           507      5.94         2,538           87      4.56
      Trading Securities                        -------        ------                 -------       ------

        Total Securities                         15,351           702      6.11         6,505          272      5.59
                                                -------        ------                 -------       ------
Total Interest-Earning Assets                    64,676         3,287      6.79%       55,017        2,562      6.23%
                                                               ------                               ------

Allowance for Credit Losses                        (606)                                 (619)
Cash and Due from Banks                           3,239                                 3,130
Other Assets                                     10,021                                 8,002
                                                -------                               -------

        TOTAL ASSETS                            $77,330                               $65,530
                                                =======                               =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Interest-Bearing Deposits
   Money Market Rate Accounts                   $ 5,733           210      4.89%      $ 5,086          160      4.20%
   Savings                                        7,630           146      2.56         7,793          131      2.24
   Certificates of Deposit
      $100,000 & Over                               443            19      5.59           559           20      4.89
   Other Time Deposits                            2,023            76      5.00         2,195           71      4.31
   Foreign Offices                               27,755         1,043      5.02        18,971          579      4.08
                                                -------        ------                 -------       ------

        Total Interest-Bearing Deposits          43,584         1,494      4.58        34,604          961      3.71
Federal Funds Purchased and
   Securities Sold Under Repurchase
   Agreements                                     2,569           107      5.57         3,061           99      4.32
   Other Borrowed Funds                           2,197           108      6.54         2,591          102      5.31
   Long-Term Debt                                 2,839           149      6.97         2,225          108      6.45
                                                -------        ------                 -------       ------

        Total Interest-Bearing Liabilities      $51,189         1,858      4.85%       42,481        1,270      4.00%
                                                               ------                               ------

Noninterest-Bearing Deposits                     11,249                                10,548
Other Liabilities                                 8,073                                 5,866
Minority Interest-Preferred Securities            1,500                                 1,482
Preferred Stock                                       1                                     1
Common Shareholders' Equity                       5,318                                 5,152
                                                -------                               -------

   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                       $77,330                               $65,530
                                                =======                               =======

Net Interest Earnings
  and Interest Rate Spread                                     $1,429      1.94%                    $1,292      2.23%
                                                               ======      ====                     ======      ====
Net Yield on Interest-Earning Assets                                       2.95%                                3.14%
                                                                           ====                                 ====